SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)1
(Amendment No. 4)
PepsiAmericas, Inc.

(Name of Issuer)
COMMON STOCK,
PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)
71343P200

(CUSIP Number)
Thomas H. Tamoney, Jr.
PepsiCo, Inc.
700 Anderson Hill Road
Purchase, NY 10577
Tel: (914) 253-3623

(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)
June 13, 2007

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	71343P200	13D	Page	2	of	16

1	NAME OF REPORTING PERSON PepsiCo, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

North Carolina

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		57,263,870

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

57,263,870

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

57,263,870

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

44.47% – See Item 5

14	TYPE OF REPORTING PERSON

CO

1	NAME OF REPORTING PERSON Pepsi-Cola Metropolitan Bottling Company, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New Jersey

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		36,713,824

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

36,713,824

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,713,824

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.51% – See Item 5

14	TYPE OF REPORTING PERSON

CO

1	NAME OF REPORTING PERSONS Pepsi-Cola Operating Company of Chesapeake and Indianapolis

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,578,951

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

10,578,951

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,578,951

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.21% – See Item 5

14	TYPE OF REPORTING PERSON

CO

1	NAME OF REPORTING PERSONS Pepsi-Cola Bottling Company of St. Louis, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Missouri

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,752,823

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

8,752,823

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,752,823

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.79% – See Item 5

14	TYPE OF REPORTING PERSON

CO

AMENDMENT NO. 4 TO SCHEDULE 13D
          This Amendment No. 4 amends the Report on Schedule 13D, originally filed on December 11, 2000 (the “Original 13D”), as amended by Amendment No. 1 thereto filed on January 2, 2001 (“Amendment No. 1”), Amendment No. 2 thereto filed on December 3, 2002 (“Amendment No. 2”) and Amendment No. 3 thereto filed on June 30, 2003 (“Amendment No. 3” and, collectively with the Original 13D, Amendment No. 1 and Amendment No. 2, the “Schedule 13D”), with respect to the shares of common stock, par value $0.01 per share, and associated preferred rights (collectively, the “Common Stock”), of PepsiAmericas, Inc. (the “Company”) beneficially owned, directly or indirectly, by PepsiCo, Inc., a North Carolina corporation (“PepsiCo”).
          The Original 13D, Amendment No. 1 and Amendment No. 2 were jointly filed on behalf of (i) Dakota Holdings, LLC, a Delaware limited liability company (“Dakota”), (ii) Pohlad Companies, a Minnesota corporation (“Pohlad”), and (3) PepsiCo. As described in the second paragraph under the heading “Preliminary Statement” of Amendment No. 3, Dakota and Pohlad jointly filed Amendment No. 3 solely to reflect the conversion (the “Conversion”) of Dakota (a Delaware limited liability company) into a Minnesota limited liability company, which was accomplished by merging Dakota with and into Dakota Holdings, LLC, a Minnesota limited liability company (“Dakota Minnesota”). Following the Conversion and the consummation of the redemption described under Item 5 of Amendment No. 2, pursuant to which all of the membership interests in Dakota owned by PepsiCo through its wholly owned subsidiaries were redeemed in full, each of Pohlad and Dakota Minnesota elected to report, and have reported, their beneficial ownership of Common Stock apart from PepsiCo on Schedule 13Ds separate from this Schedule 13D. Consistent with this election, Dakota Minnesota (as successor to Dakota) and Pohlad are no longer reporting their beneficial ownership of Common Stock with PepsiCo and, as a result, any future amendments to this Schedule 13D, including this Amendment No. 4, are filed solely by PepsiCo and its subsidiaries.
          Unless indicated otherwise, all items left blank remain unchanged and any items which are reported are deemed to amend and supplement the existing items in the Schedule 13D. Capitalized terms used without definitions in this Amendment No. 4 shall have the respective meanings ascribed to them in the Schedule 13D.
     Item 1. Security and Issuer.
          The second sentence of Item 1 of the Schedule 13D is hereby replaced in its entirety as follows:
          The principal executive offices of the Company are located at 4000 Dain Rauscher Plaza, 60 South Sixth Street, Minneapolis, Minnesota 55402.
     Item 2. Identity and Background.
          Item 2 of the Schedule 13D is hereby replaced in its entirety as follows:
          (a), (b), (c) and (f) This Schedule 13D is being filed jointly on behalf of each of PepsiCo, Pepsi-Cola Metropolitan Bottling Company, Inc., a New Jersey corporation and wholly owned subsidiary of PepsiCo (“Metro”), Pepsi-Cola Operating Company of Chesapeake and Indianapolis, a Delaware corporation and wholly owned subsidiary of PepsiCo (“Chesapeake”) and Pepsi-Cola Bottling Company of St. Louis, Inc., a Missouri corporation and wholly owned subsidiary of PepsiCo (“St. Louis”, together with PepsiCo, Metro and Chesapeake, the “Reporting Persons”).
          PepsiCo, a North Carolina corporation, is principally engaged as a holding company for various entities engaged in the beverage and snack food industries. The address of the principal business and the principal office of PepsiCo is 700 Anderson Hill Road, Purchase, NY 10577.
          Metro, a New Jersey corporation, is principally engaged as a holding company for various entities engaged in the beverage and snack food industries. The address of the principal business and the principal office of Metro is 700 Anderson Hill Road, Purchase, NY 10577.
          Chesapeake, a Delaware corporation, is principally engaged as a holding company for various entities engaged in the beverage and snack food industries. The address of the principal business and the principal office of Chesapeake is 700 Anderson Hill Road, Purchase, NY 10577.

          St. Louis, a Missouri corporation, is principally engaged as a holding company for various entities engaged in the beverage and snack food industries. The address of the principal business and the principal office of St. Louis is 700 Anderson Hill Road, Purchase, NY 10577.
          The name, business address, citizenship and present principal occupation or employment of each executive officer and director of PepsiCo, Metro, Chesapeake and St. Louis are set forth on Schedules A through D, respectively, attached hereto and incorporated herein by reference.
          In addition, Midland Bottling Co. (“Midland”), a Delaware corporation and wholly owned subsidiary of PepsiCo, principally engaged as a holding company for various entities engaged in the beverage and snack food industries holds 794,115 shares in the Company and Beverages, Foods & Service Industries, Inc. (“BFSI”), a Delaware corporation and wholly owned subsidiary of PepsiCo, principally engaged as a holding company for various entities engaged in the beverage and snack food industries holds 424,157 shares in the Company. The address of the principal business and the principal office of Midland and BFSI is 700 Anderson Hill Road, Purchase, NY 10577.
          (d) None of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other persons listed on Schedules A through D attached hereto has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).
          (e) During the past five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other persons listed on Schedules A through D attached hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     Item 3. Source and Amount of Funds or Other Consideration.
          Not applicable.
     Item 4. Purpose of Transaction.
          The Reporting Persons are filing this Amendment No. 4 to report that PepsiCo has undertaken a reorganization of its ownership of the Company such that PepsiCo no longer directly holds shares in the Company and certain wholly owned subsidiaries of PepsiCo hold shares of the Company as follows: Metro holds 36,713,824 shares, Chesapeake holds 10,578,951 shares and St. Louis holds 8,752,823 shares. In addition, PepsiCo’s wholly owned subsidiaries Midland and BFSI hold 794,115 and 424,157 shares in the Company, respectively. PepsiCo’s beneficial ownership of shares in the Company has not changed and no acquisition or disposition of securities outside the PepsiCo group has occurred. In addition, the Reporting Persons report that PepsiCo entered into the Amended Shareholder Agreement described under Item 6 below with the Company on September 6, 2005.
          The Reporting Persons have no plans or proposals that relate to or would result in the actions described under Items 4(a) — (j) of Schedule 13D.
     Item 5. Interest in Securities of the Issuer.
          Item 5 of the Schedule 13D is hereby replaced in its entirety as follows:
          (a) For the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), PepsiCo may be deemed to beneficially own 57,263,870 shares of Common Stock, or approximately 44.47% of the outstanding shares of Common Stock.
          For the purposes of Rule 13d-3 promulgated under the Exchange Act, Metro may be deemed to beneficially own 36,713,824 shares of Common Stock, or approximately 28.51% of the outstanding shares of Common Stock.
          For the purposes of Rule 13d-3 promulgated under the Exchange Act, Chesapeake may be deemed to beneficially own 10,578,951 shares of Common Stock, or approximately 8.21% of the outstanding shares of Common Stock.

          For the purposes of Rule 13d-3 promulgated under the Exchange Act, St. Louis may be deemed to beneficially own 8,752,823 shares of Common Stock, or approximately 6.79% of the outstanding shares of Common Stock.
          For the purposes of Rule 13d-3 promulgated under the Exchange Act, Midland may be deemed to beneficially own 794,115 shares of Common Stock, or approximately 0.6% of the outstanding shares of Common Stock.
          For the purposes of Rule 13d-3 promulgated under the Exchange Act, BFSI may be deemed to beneficially own 424,157 shares of Common Stock, or approximately 0.3% of the outstanding shares of Common Stock.
          (b) By virtue of the relationships reported under Item 2 of this statement, PepsiCo may be deemed to have shared voting and dispositive power with respect to the shares of Common Stock owned by each of Metro, Chesapeake, St. Louis, Midland and BFSI.
          (c) The Reporting Persons have not effected any transaction in the Common Stock during the past 60 days.
          (d) By virtue of the relationships described in Item 2 of this statement, PepsiCo may be deemed to have the power to direct the receipt of dividends declared on the shares of Common Stock held by each of Metro, Chesapeake, St. Louis, Midland and BFSI and the proceeds from the sale of such shares of Common Stock.
          (e) Not applicable.
     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          On September 6, 2005, PepsiCo and the Company entered into a Second Amended and Restated Shareholder Agreement (the “Amended Shareholder Agreement”), which amends and restates in its entirety that Amended and Restated Shareholder Agreement dated as of November 30, 2000 (the “Prior Agreement”) between PepsiCo and the Company. The material terms of the Prior Agreement were previously summarized under the heading “Amended and Restated PepsiCo Shareholder Agreement” under Item 6 of the Original 13D. The Amended Shareholder Agreement provides that PepsiCo and its affiliates may not own more than 49% of the outstanding Common Stock. Under the Prior Agreement, PepsiCo’s and its affiliates’ ownership of Common Stock was similarly limited to a maximum ownership percentage of 49% of the outstanding Common Stock, but the combined ownership of PepsiCo and its affiliates, together with Robert C. Pohlad, his affiliates and his family, was also limited to a maximum ownership percentage of 49.9% of the outstanding Common Stock. The primary purpose of the Amended Shareholder Agreement was to decouple the ownership limitations that previously applied to the aggregate ownership of PepsiCo and Mr. Pohlad, his affiliates and his family.
          Any acquisitions by PepsiCo that would cause the maximum ownership percentage to be exceeded continue to require the consent of either (1) a majority of the Company’s directors not affiliated with PepsiCo or (2) the Company’s shareholders not affiliated with PepsiCo, or must be made pursuant to an offer for all outstanding shares of Common Stock at a price meeting specific minimum-price criteria. The Amended Shareholder Agreement continues to specify that, during its term, none of PepsiCo or its affiliates may enter into any agreement or commitment with Mr. Pohlad, his affiliates or his family with respect to the holding, voting, acquisition or disposition of our common stock. The Amended Shareholder Agreement also continues to restrict certain transfers by PepsiCo and its affiliates that would result in a third party unaffiliated with PepsiCo owning greater than 20% of the outstanding shares of Common Stock.
          The foregoing description of the Amended Shareholder Agreement does not purport to be complete and is qualified in its entirety by reference to the Amended Shareholder Agreement which is filed as Exhibit 2 hereto, and is incorporated into this report by reference.
     Item 7. Material to be Filed as Exhibits.
          Exhibit 1: Joint Filing Agreement among the Reporting Persons.

Exhibit 2:	Second Amended and Restated Shareholder Agreement dated as of September 6, 2005 among PepsiAmericas, Inc. and PepsiCo, Inc.

SIGNATURE
          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: August 23, 2007

PEPSICO, INC.
By:	/s/ Thomas H. Tamoney, Jr.
	Name:	Thomas H. Tamoney, Jr.
	Title:	Vice President, Deputy General Counsel and Assistant Secretary

PEPSI-COLA METROPOLITAN BOTTLING COMPANY, INC.
By:	/s/ Thomas H. Tamoney, Jr.
	Name:	Thomas H. Tamoney, Jr.
	Title:	Vice President and Assistant Secretary

PEPSI-COLA OPERATING COMPANY OF CHESAPEAKE AND INDIANAPOLIS
By:	/s/ Thomas H. Tamoney, Jr.
	Name:	Thomas Tamoney, Jr.
	Title:	Vice President and Assistant Secretary

PEPSI-COLA BOTTLING COMPANY OF ST. LOUIS, INC.

By:	/s/ Thomas H. Tamoney, Jr.
	Name:	Thomas H. Tamoney, Jr.
	Title:	Vice President and Assistant Secretary

EXHIBIT INDEX

Exhibit	Exhibit
Number	Name
1.	Joint Filing Agreement among the Reporting Persons.

2.	Second Amended and Restated Shareholder Agreement dated as of September 6, 2005 among PepsiAmericas, Inc. and PepsiCo, Inc.

SCHEDULE A
EXECUTIVE OFFICERS AND DIRECTORS
OF
PEPSICO, INC.
     The following is a list of the directors and executive officers of PepsiCo, Inc. (“PepsiCo”), setting forth the business address and present principal occupation or employment for each such person. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to PepsiCo and each individual is a United States citizen.

Name	Business Address	Present Principal Occupation
Peter A. Bridgman	PepsiCo, Inc.	Senior Vice President and Controller
700 Anderson Hill Road
Purchase, NY 10577

Albert P. Carey	PepsiCo, Inc.	CEO and President, Frito-Lay North
	700 Anderson Hill Road	America
Purchase, NY 10577

John C. Compton	PepsiCo, Inc.	CEO, PepsiCo North America
700 Anderson Hill Road
Purchase, NY 10577

Dina Dublon*	PepsiCo, Inc.	Former Executive Vice President and
	700 Anderson Hill Road	Chief Financial Officer of JPMorgan
	Purchase, NY 10577	Chase

Victor J. Dzau*	PepsiCo, Inc.	Chancellor for Health Affairs at
	700 Anderson Hill Road	Duke University and President and
	Purchase, NY 10577	CEO of the Duke University Health
System

Richard Goodman	PepsiCo, Inc.	Chief Financial Officer
700 Anderson Hill Road
Purchase, NY 10577

Dawn Hudson	PepsiCo, Inc.	CEO and President, Pepsi-Cola
	700 Anderson Hill Road	North America
Purchase, NY 10577

Ray L. Hunt*	PepsiCo, Inc.	Chief Executive Officer of Hunt Oil
	700 Anderson Hill Road	Company and Chairman, Chief
	Purchase, NY 10577	Executive Officer and President,
Hunt Consolidated, Inc.

Alberto Ibargüen*	PepsiCo, Inc.	President and Chief Executive
	700 Anderson Hill Road	Officer of the John S. and James L.
	Purchase, NY 10577	Knight Foundation

Hugh F. Johnston	PepsiCo, Inc.	Executive Vice President, PepsiCo
	700 Anderson Hill Road	Operations
Purchase, NY 10577

Charles Maniscalco	PepsiCo, Inc.	CEO, Quaker-Tropicana-Gatorade
	700 Anderson Hill Road	North America
Purchase, NY 10577

Name	Business Address	Present Principal Occupation
Arthur C. Martinez*	PepsiCo, Inc.	Former Chairman of the Board,
	700 Anderson Hill Road	President and Chief Executive
	Purchase, NY 10577	Officer of Sears, Roebuck and Co.

Matthew M. McKenna	PepsiCo, Inc.	Senior Vice President, Finance
700 Anderson Hill Road
Purchase, NY 10577

Indra K. Nooyi*	PepsiCo, Inc.	Chairman and CEO
700 Anderson Hill Road
Purchase, NY 10577

Lionel L. Nowell III	PepsiCo, Inc.	Senior Vice President and Treasurer
700 Anderson Hill Road
Purchase, NY 10577

Sharon Percy Rockefeller*	PepsiCo, Inc.	President and Chief Executive
	700 Anderson Hill Road	Officer WETA Public Stations
Purchase, NY 10577

James J. Schiro*	PepsiCo, Inc.	Chief Executive Officer of Zurich
	700 Anderson Hill Road	Financial Services
Purchase, NY 10577

Larry D. Thompson	PepsiCo, Inc.	Senior Vice President Government
	700 Anderson Hill Road	Affairs, General Counsel and
	Purchase, NY 10577	Secretary

Cynthia M. Trudell	PepsiCo, Inc.	Senior Vice President and Chief
	700 Anderson Hill Road	Personnel Officer
Purchase, NY 10577

Daniel Vasella*†	PepsiCo, Inc.	Chairman of the Board and Chief
	700 Anderson Hill Road	Executive Officer of Novartis AG
Purchase, NY 10577

Michael D. White*	PepsiCo, Inc.	Vice-Chairman of PepsiCo and
	700 Anderson Hill Road	CEO, PepsiCo International
Purchase, NY 10577

*	Director

†	Daniel Vasella is a Swiss citizen.

SCHEDULE B
EXECUTIVE OFFICERS AND DIRECTORS
OF
PEPSI-COLA METROPOLITAN BOTTLING COMPANY, INC.
     The following is a list of the directors and executive officers of Pepsi-Cola Metropolitan Bottling Company, Inc., setting forth the business address and present principal occupation or employment for each such person. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to PepsiCo, Inc. and each individual is a United States citizen.

Name	Business Address	Present Principal Occupation
Kathryn L. Carson	PepsiCo, Inc.	Vice President and Associate
	700 Anderson Hill Road	General Counsel
Purchase, NY 10577

Christine Griff*	PepsiCo, Inc.	Director, Tax Planning
700 Anderson Hill Road
Purchase, NY 10577

Thomas H. Tamoney, Jr.*	PepsiCo, Inc.	Vice President, Deputy General
	700 Anderson Hill Road	Counsel and Assistant Secretary
Purchase, NY 10577

J. Darrell Thomas*	PepsiCo, Inc.	Vice President and Assistant
	700 Anderson Hill Road	Treasurer
Purchase, NY 10577

*	Director

SCHEDULE C
EXECUTIVE OFFICERS AND DIRECTORS
OF
PEPSI-COLA OPERATING COMPANY OF CHESAPEAKE AND INDIANAPOLIS
     The following is a list of the directors and executive officers of Pepsi-Cola Operating Company of Chesapeake and Indianapolis, setting forth the business address and present principal occupation or employment for each such person. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to PepsiCo, Inc. and each individual is a United States citizen.

Name	Business Address	Present Principal Occupation
Kathryn L. Carson*	PepsiCo, Inc.	Vice President and Associate
	700 Anderson Hill Road	General Counsel
Purchase, NY 10577

Christine Griff*	PepsiCo, Inc.	Director, Tax Planning
700 Anderson Hill Road
Purchase, NY 10577

Thomas H. Tamoney, Jr.*	PepsiCo, Inc.	Vice President, Deputy General
	700 Anderson Hill Road	Counsel and Assistant Secretary
Purchase, NY 10577

J. Darrell Thomas*	PepsiCo, Inc.	Vice President and Assistant
	700 Anderson Hill Road	Treasurer
Purchase, NY 10577

*	Director

SCHEDULE D
EXECUTIVE OFFICERS AND DIRECTORS
OF
PEPSI-COLA BOTTLING COMPANY OF ST. LOUIS, INC.
     The following is a list of the directors and executive officers of Pepsi-Cola Bottling Company of St. Louis, Inc., setting forth the business address and present principal occupation or employment for each such person. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to PepsiCo, Inc. and each individual is a United States citizen.

Name	Business Address	Present Principal Occupation
Kathryn L. Carson*	PepsiCo, Inc.	Vice President and Associate
	700 Anderson Hill Road	General Counsel
Purchase, NY 10577

Christine Griff*	PepsiCo, Inc.	Director, Tax Planning
700 Anderson Hill Road
Purchase, NY 10577

Thomas H. Tamoney, Jr.*	PepsiCo, Inc.	Vice President, Deputy General
	700 Anderson Hill Road	Counsel and Assistant Secretary
Purchase, NY 10577

J. Darrell Thomas*	PepsiCo, Inc.	Vice President and Assistant
	700 Anderson Hill Road	Treasurer
Purchase, NY 10577

*	Director